

Mail Stop 6010

August 28, 2007

Via Facsimile and U.S. Mail

Mr. Matthias Heinze
Chief Executive Officer
Rotoblock Corporation
300 B Street
Santa Rosa, CA 95401

> **Re:** **Rotoblock Corporation**
> **Form 10-KSB for the fiscal year ended April 30, 2007**
> **Filed July 31, 2007**
> **File No. 0-51428**

Dear Mr. Heinze:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended April 30, 2007

Report of Independent Registered Public Accounting Firm, page 25

1.   We note that the financial statements for the period from September 2, 2003 (date of inception) through April 30, 2006 were audited by another auditor. It appears that in issuing its opinion on the cumulative information from September 2, 2003 (date of inception) through April 30, 2007, your current auditor has relied in part on the audit report of your predecessor auditor. We further note that although you have included your financial statements for the year ended April 30, 2006, you have not included an audit report that covers these financial statements. Please revise to include the audit report of the predecessor auditor that covers the financial statements as of and for the year ended April 30, 2006 and for the period from September 2, 2003 (date of inception) through April 30, 2007.

Note 2. Significant Accounting Policies, page 32

Basis of Presentation, page 32

2.   You state here that "(the financial statements) do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements." Please revise the financial statements to include all of the information and footnotes required by U.S. GAAP. Revise this disclosure as appropriate.

Stock-based compensation, page 35

3.   Please revise future filings to include the disclosures required by paragraphs 64-65 and 84 of SFAS 123(R).

Note 7. Joint Venture Agreements, page 39

4.   We note the license agreement where you have entered into a non-exclusive joint venture with Obvio ! Automotoveiculos S.A. Please file this agreement as an exhibit to a future filing in accordance with Item 601(10) of Regulation S-B.

* * * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Branch Chief